

September 24, 2013

Via E-Mail
Mr. Lawrence Edward Dickinson IV
Chief Financial Officer
LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, MO 63301

> **Re: LMI Aerospace, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 000-24293**

Dear Mr. Dickinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1. In order to better assist readers of your financial statements with understanding your business, please revise your results of operations discussion to describe the types of cost (e.g. rent, salaries, depreciation, etc...) which comprise the income statement captions costs of sales and sales, general and administrative expenses and other charges as it is unclear from your current MD&A disclosures. Refer to Item 303(A)(3)(i) of Regulation S-K.

2. We note the brevity of your discussion of the changes in cost of goods sold despite of the fact that such costs comprise a significant portion of the Company's total operating expenses. In this regard, we believe you should significantly expand your discussion of

cost of sales in light of their overall significance and impact on the company's profitability levels on both a consolidated basis and at the segment level. Your revised discussion should quantify and discuss the impact of each significant component of cost of sales that cause cost of sales to materially vary from period to period. The disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating profits. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). As part of your response, please provide us with a copy of your intended revised disclosures.

Critical Accounting Estimates, page 36

3. We note your section on critical accounting policies. It appears that the items included are a mere repetition of your Significant Accounting Policies section, and what was included in prior Forms 10-K. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. Considering the material increase in goodwill and intangible assets during 2012 that nearly comprise half of your total assets, we believe this section should be enhanced significantly to focus on the sensitivity aspects of this analysis and to address management's assumptions and judgments with respect to not only the impairment analysis but the useful lives and amortization methodologies. Please revise accordingly.

Liquidity and Capital Resources, page 35

4. We note your disclosure that during the fourth quarter of 2012 you entered into a credit agreement to provide new senior secured credit facilities to finance the Valent acquisition, refinance existing debt, and fund working capital requirements. We further note that the credit agreement contains certain restrictive covenants, including your ability to pay dividends. In this regard, please revise your notes to the financial statements to disclose the restrictions imposed by the credit agreement on your ability to pay dividends in accordance with the disclosure requirements of Rule 4-08(e) of Regulation S-X.

1. Accounting Policies, page 45

Revenue Recognition, page 45

5. We note that for your long-term fixed price design and construction contracts, you apply the percentage of completion method of contract accounting and that the cost-to-cost

method is used to measure progress toward completion. Please clarify for us and revise your notes to discuss how changes to your estimates, favorable or unfavorable, are recognized within your financial statements. We note your disclosure that no loss under the cost to cost method of accounting was recognized in any of the periods presented; however, it is unclear whether you had any material revisions of estimates to your long-term fixed-priced contracts during any of the periods presented in your financial statements. Please advise and if material, quantify the impact the changes in estimates on your results of operations for each period presented. Refer to ASC 605-35-50-9.

Note 2. Acquisitions, page 48

6. We note that with respect to the Valent Aerostructures (Valent) acquisition, your allocation of intangible assets is primarily related to customer relationships of $45,600 million. Please tell us and revise your goodwill and intangible assets footnote on page 52 to disclose the method of amortization for your intangible assets with finite useful lives. Pursuant to ASC 350-30-35-6 the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method should be used. As part of your response to us, please explain your basis for the amortization method selected.

7. Furthermore, we note from your preliminary purchase price allocation for Valent that no amount(s) has been allocated to customer contracts intangible assets. Your disclosure on page 48 indicates that Valent is a provider of complex sub-assemblies and machined parts to airframe manufacturers in the commercial, business and regional and military industries. We further note from page 15 that Spirit is Valent's largest customer and is expected to contribute approximately 30% of Valent's 2013 revenues. Given the nature and complexity of Valent's business and products, we would expect as part of their customary business practice that they have contractual agreements in place, especially with larger customers. In light of the aforementioned factors, please explain to us why it appears that no amount(s) has been allocated to customer contracts separate from customer relationship intangible asset of $45,600. We may have further comment upon receipt of your response.

Note 18. Quarterly Financial Data, page 60

8. Please revise to ensure that you include disclosure of all effects of unusual or infrequently occurring items (such as restructuring charges, impairments, etc.) that are material to the results for the quarters presented. For example, we note an impairment loss of $1,163 was recognized during first quarter of 2011 as a result of a failure to conclude a possible sale of a product line; however, we note no discussion. Refer to guidance in Item 302(A)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief